Exhibit 99.7

Mogo Finance Technology Inc.

Consolidated Financial Statements

For the Year Ended December 31, 2016

Independent Auditors’ Report

To the Shareholders of Mogo Finance Technology Inc.:

We have audited the accompanying consolidated financial statements of Mogo Finance Technology Inc., which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of comprehensive loss, changes in equity (deficit) and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Mogo Finance Technology Inc. and its subsidiaries as at December 31, 2016 and 2015 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards.

Winnipeg, Manitoba
March 7, 2017	Chartered Professional Accountants

Mogo Finance Technology Inc.
Consolidated Statement of Financial Position
As at December 31, 2016

	2016	2015

Assets
Cash and cash equivalents	18,624,141	31,723,854
Loans receivable (Note 4)	61,875,460	61,768,366
Prepaid expenses, deposits and other assets	1,379,790	1,143,387
Deferred cost (Note 6)	819,702	-
Investment tax credits	157,500	1,616,353
Property and equipment (Note 7)	3,921,686	4,239,017
Intangible assets (Note 8)	12,248,522	6,851,448
	99,026,801	107,342,425
Liabilities
Accounts payable and accruals	5,594,432	5,057,202
Other liabilities (Note 9)	1,205,752	1,419,614
Credit facility (Note 10)	45,943,335	40,384,293
Debentures (Note 11)	40,092,033	40,326,022
Derivative financial liability (Note 21)	489,553	129,457
	93,325,105	87,316,588
Shareholders’ Equity
Share capital (Note 13)	45,654,988	45,314,488
Contributed surplus	3,945,226	1,517,850
Deficit	(43,898,518)	(26,806,501)
	5,701,696	20,025,837
	99,026,801	107,342,425

Approved on Behalf of the Board

Signed by “Greg Feller”              , Director

Signed by “Minhas Mohamed”   , Director

The accompanying notes are an integral part of these financial statements

1

Mogo Finance Technology Inc.
Consolidated Statement of Comprehensive Loss
For the Year ended December 31, 2016

	2016	2015

Revenue
Loan fees	25,942,855	30,390,741
Loan interest	15,593,366	8,064,212
Other revenues	8,333,525	5,076,746
	49,869,746	43,531,699
Cost of revenue
Provision for loan losses, net of recoveries (Note 4)	15,682,788	13,679,679
Transaction costs	3,478,010	2,726,281
	19,160,798	16,405,960
Gross profit	30,708,948	27,125,739
Operating expenses
Technology and development	10,114,373	7,595,776
Customer service and operations	7,229,401	8,779,495
Marketing	6,723,914	10,792,022
General and administration	10,335,357	10,531,596
Total operating expenses	34,403,045	37,698,889
Loss from operations	(3,694,097)	(10,573,150)
Other expenses
Funding interest expense (Note 10)	6,120,205	3,467,599
Corporate interest expense (Note 11)	6,259,854	6,259,210
Unrealized foreign exchange (gain) loss	(217,401)	1,142,720
Unrealized (gain) on derivative liability	(89,904)	(106,274)
Store closure and related expenses (Note 15)	1,506,193	-
Other financing (income) expenses	(181,542)	11,711
	13,397,405	10,774,966
Loss before income taxes	(17,091,502)	(21,348,116)
Provision for income taxes (Note 12)	515	3,352
Loss and comprehensive loss	(17,092,017)	(21,351,468)

Loss per share (Note 16)
Basic and fully diluted	(0.936)	(1.626)
Weighted average number of basic and fully diluted common shares	18,251,248	13,132,745

The accompanying notes are an integral part of these financial statements

2

Mogo Finance Technology Inc.
Consolidated Statement of Changes in Equity (Deficit)
For the Year Ended December 31, 2016

		Contributed
	Share capital	surplus	Deficit	Total
Balance, December 31, 2014	38,917,810	460,939	(45,599,114)	(6,220,365)
Loss and comprehensive loss	-	-	(21,351,468)	(21,351,468)
Shares issued through initial public offering	50,000,000	-	-	50,000,000
Shares issue cost associated with initial public offering	(4,816,914)	-	-	(4,816,914)
Reduction of stated capital (Note 13)	(40,144,081)	-	40,144,081	-
Issuance of Class B preferred shares	1,226,271	-	-	1,226,271
Stock based compensation	-	1,188,313	-	1,188,313
Warrants exercised	131,402	(131,402)	-	-
Balance, December 31, 2015	45,314,488	1,517,850	(26,806,501)	20,025,837
Loss and comprehensive loss	-	-	(17,092,017)	(17,092,017)
Stock based compensation	-	1,066,886	-	1,066,886
Options exercised	340,500	(93,166)	-	247,334
Issuance of warrants	-	1,453,656	-	1,453,656
Balance, December 31, 2016	45,654,988	3,945,226	(43,898,518)	5,701,696

The accompanying notes are an integral part of these financial statements

3

Mogo Finance Technology Inc.
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2016

	2016	2015

Cash provided by (used for) the following activities
Operating activities
Loss and comprehensive loss	(17,092,017)	(21,351,468)
Depreciation and amortization	2,043,387	1,693,195
Amortization of deferred finance costs	482,913	387,840
Amortization of marketing setup fee	409,848	-
Non-cash store closure cost	1,180,149	-
Provision for loan losses	16,987,992	14,510,165
Stock based compensation expense	1,066,886	1,188,313
Derivative financial liability fair value adjustment	(89,904)	(106,274)
Non-cash warrant expense	253,656	-
Unrealized foreign exchange (gain) loss	(217,401)	1,140,770

	5,025,509	(2,537,459)
Changes in working capital accounts
Increase in loans receivable	(17,095,086)	(57,101,857)
Investment tax credits	1,458,853	(162,831)
Prepaid expenses, deposits and other assets	(236,403)	(16,920)
Deferred cost	(1,229,550)	-
Accounts payable and accruals	(429,705)	1,431,246
Other liabilities	(213,862)	1,419,614

Net cash used in operating activities	(12,720,244)	(56,968,207)

Investing activities
Purchases of property and equipment	(934,642)	(4,088,856)
Investment in software	(6,401,702)	(4,640,579)

Net cash used in investing activities	(7,336,344)	(8,729,435)

Financing activities
Proceeds from Initial public offering	-	50,000,000
Repayment of debentures	(16,588)	-
Credit facility advanced	5,701,129	28,007,015
Credit facility financing costs	(625,000)	(647,713)
Common shares issuance costs	-	(4,816,913)
Options exercised	247,334	-
Issuance of Warrants	1,650,000	54,164
Proceeds from issuance of Class B preferred shares, net of share issuance costs	-	1,226,271

Net cash provided by financing activities	6,956,875	73,822,824

Increase (decrease) in cash resources	(13,099,713)	8,125,182

Cash and cash equivalents, beginning of year	31,723,854	23,598,672

Cash and cash equivalents, end of year	18,624,141	31,723,854

The accompanying notes are an integral part of these financial statements

4

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

1.	Nature of operations

Mogo Finance Technology Inc. (the "Company") was incorporated under the Business Corporations Act (British Columbia) on August 26, 2003. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “MOGO”.

A Vancouver-based financial technology company— is focused on building the best digital banking experience in Canada, with innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, a free spending account, mortgages and personal loans.

2.	Basis of presentation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Company presents its consolidated statement of financial position on a non-classified basis in order of liquidity.

These consolidated financial statements for the years ended December 31, 2016 and December 31, 2015 were authorized for issue by the Board of Directors on March 7, 2017.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities including forecasting future cash flows. Management has reviewed their plan with the Directors and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management and the Directors have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) prepared the cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the current fiscal year, (ii) global capital markets, and (iii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt and equity funding programmed into the model.

For these reasons, the Company continues to adopt a going concern basis in preparing the consolidated financial statements.

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency.

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all its subsidiaries. The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Mogo Financial (Alberta) Inc., Mogo Financial (B.C.) Inc., Mogo Financial Inc., Mogo Finance Trust, Mogo Financial (Ontario) Inc., Mogo Mortgage Technology Inc., Hornby Loan Brokers (Ottawa) Inc., Hornby Leasing Inc., Mogo Technology Inc. (a US subsidiary), Thurlow Management Inc., Thurlow Capital (Alberta) Inc., Thurlow Capital (B.C.) Inc., Thurlow Capital (Manitoba) Inc., Thurlow Capital (Ontario) Inc., and Thurlow Capital (Ottawa) Inc. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies.

All inter-company balances, income and expenses and unrealized gains and losses resulting from inter-company transactions are eliminated in full.

5

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

3.	Significant accounting policies

Revenue recognition

Revenue is comprised of loan fees related to loan origination, interest on loans outstanding and other revenue. Other revenue is comprised of loan insurance revenues, revenue on our prepaid Visa program, account fees, and nonsufficient funds fees and interest. The Company recognizes interest income, loan fees, nonsufficient funds fees, and any other fees or charges permitted by applicable laws and pursuant to the agreement with the borrower. For short-term loans that the Company offers, loan fees are recognized when assessed to the customer. For line of credit accounts, interest is recognized during the period based upon the balance outstanding and the contractual interest rate, and fees are recognized when assessed to the customer. For installment loans, revenue is recognized on an effective interest basis over the term of the loan and fees are recognized when assessed to the customer. Unpaid and accrued interest and fees are included in “Loans receivable” in the consolidated statement of financial position. Non-sufficient funds fees are recognized when the underlying transactions have been completed and collection is reasonably assured.

Cost of revenue

Cost of revenue consists of provision for loan losses and transaction costs. Transaction costs are expenses that relate directly to the acquisition and processing of new customers (excluding marketing) and include such expenses as payment for processing fees, credit scoring fees, loan system transaction fees, insurance commission expense and issuance costs and fees related to the Visa card program.

Cash and cash equivalents

Cash and cash equivalents includes cash, short-term investments and highly liquid investments in money market instruments with a maturity date of three months or less from the acquisition date.

Loans receivable

Loans receivable consist of unsecured short-term and installment loans, as well as lines of credit that the Company originates on its own behalf. Loans receivable are reported net of an allowance for loan losses.

The Company maintains an allowance for loan losses that reduces the carrying value of loans identified as impaired to their estimated realizable amounts.

Loans classified as impaired include loans for which collection of interest and principal payments are in doubt. Loans are also considered impaired if, in management's view, there is no longer reasonable assurance of timely collection for the full amount of principal and interest.

Financial Instruments

Recognition and measurement

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on the instrument’s classification.

The Company has implemented the following classifications:

Cash and cash equivalents and loans receivable are classified as “loans and receivables”. After their initial fair value measurement, these items are subsequently measured at amortized cost using the effective interest method. For loans receivable, the measured amount generally corresponds to cost, net of an allowance for loan losses.

6

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

3.	Significant accounting policies (Continued from previous page)

Accounts payable and accruals, deferred revenue, credit facility and debentures are classified as “other financial liabilities”. After their initial fair value measurement, net of any transaction costs incurred, these items are subsequently measured at amortized cost using the effective interest method. For the Company, the measured amount generally corresponds to cost, with related transaction costs recognized in income.

Derivative financial liabilities are initially measured at fair value. After their initial fair value measurement, these items are subsequently measured at fair value with subsequent changes in fair value recorded as a gain or loss in the consolidated statements of comprehensive loss.

Impairment of financial assets

Financial assets are assessed at each reporting date to determine whether there is any objective evidence that they are impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events has had a negative effect on the estimated future cash flows of that asset. An impairment loss is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at their original effective interest rate.

The allowance for loan losses is a provision that is reported on the Company’s statement of financial position that is netted against the gross loans receivable to arrive at the net loans receivable. The allowance for loan losses provides for a portion of future charge offs that have not yet occurred within the portfolio of loans receivable that exist at the end of a period. It is determined by the Company using a standard calculation that considers i) the relative maturity of the loans within the portfolio, ii) the long-term expected charge off rates based on actual historical performance and iii) the long-term expected charge off pattern (timing) for a vintage of loans over their life based on actual historical performance. The allowance for loan losses essentially estimates the charge offs that are expected to occur over the subsequent six month period for loans that existed as of the statement of financial position date. Customer loan balances which are delinquent greater than 180 days are written off against the allowance for loan losses.

Impairment losses are recognized in income (loss). An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized.

Property and equipment

All property and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items of property and equipment.

All assets having limited useful lives are depreciated using the declining balance method at rates intended to depreciate the cost of assets over their estimated useful lives.

The depreciation rate for each class of asset during the current and comparative period are as follows:

Rate
Computer equipment	30%
Furniture and fixtures	20%
Leasehold improvements	Term of lease

The useful lives of items of property and equipment are reviewed periodically and the useful life is altered if estimates have changed significantly.

Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment losses. Intangible assets include both internally generated and acquired software with finite useful lives. Internally generated software costs primarily consist of salaries and payroll-related costs for employees directly involved in the development efforts and fees paid to outside consultants. Amortization is recorded at rates intended to amortize the cost of the intangible assets over their estimated useful lives as follows:

Rate
Software - Internally generated	2 - 5 years straight line
Software - Acquired	30% declining balance

7

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

3.	Significant accounting policies (Continued from previous page)

Development costs

Development costs, including those related to the development of software, are recognized as an intangible asset when the Company can demonstrate:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	its intention to complete and its ability to use or sell the asset;
•	how the asset will generate future economic benefits;
•	the availability of resources to complete the asset; and
•	the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of the expected future benefit. During the period of development, the asset is tested for impairment annually.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating units (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU’s, or otherwise they are allocated to the smallest group of CGU’s for which a reasonable and consistent allocation basis can be identified. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized immediately in the Consolidated Statement of Comprehensive Loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statement of Comprehensive Loss.

Leases

Leases which do not transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item are classified as operating leases. Leases entered into by the Company are solely operating leases with costs in respect of operating leases recognized within general and administration expenses, and customer service and operations expenses in the Consolidated Statement of Comprehensive Loss in the period incurred.

8

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

3.	Significant accounting policies (Continued from previous page)

Income taxes

Income tax expense is comprised of current and deferred tax. Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Investment tax credits

The benefits of investment tax credits for scientific research and development expenditures are recognized in the year the qualifying expenditure is made, providing there is reasonable assurance of recovery.

Comprehensive loss

Comprehensive loss includes all changes in equity of the Company, except those resulting from investments by shareholders and dividends paid. Comprehensive loss is the total of loss and other comprehensive loss. Other comprehensive loss is comprised of revenues, expenses, gains and losses that, in accordance with IFRS, require recognition, but are excluded from loss. The Company does not have any items giving rise to other comprehensive income (loss) nor is there any accumulated balance of other comprehensive income (loss). All gains/losses, including those arising from measurement of all financial instruments have been recognized in loss for the year.

Provisions

Provisions are recognized when the Company has a legal or constructive obligation that is the result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risk specific to the obligation

Earnings per share

The computation of earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share are computed in a similar way to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares assuming the exercise of share options or warrants, if dilutive.

Share-based payments

The Company measures equity settled stock options granted based on their fair value at the grant date and recognizes compensation expenses over the vesting period. Measurement inputs include the Company’s share price on the measurement date, the exercise price of the option or warrant, the expected volatility of the Company’s shares, the expected life of the options or warrants, expected dividends and the risk-free rate of return. Volatility is estimated by benchmarking to comparable publicly traded companies operating in a similar market segment. Dividends are not factored in as the Company does not expect to pay dividends in the foreseeable future. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in comprehensive loss. Consideration paid by employees on the exercise of stock options is recorded as share capital and the related share-based payments are transferred from contributed surplus to share capital.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payments transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

9

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

3.	Significant accounting policies (Continued from previous page)

Restricted Share Unit (“RSU”) Plan

For each RSU granted, compensation is recognized equal to the market value of one common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus for equity-settled RSUs and a corresponding credit to a liability for cash-settled RSUs. Additional RSUs are issued to reflect dividends declared on the common shares.

Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs that are expected to vest and, for cash-settled RSUs, changes in the market value of the Company’s common shares. The effect of these changes is recognized in the period of the change. Upon settlement of the equity-settled RSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit. Vested RSUs are settled either in shares of the Company, in cash, or through a combination of these, depending on the terms of the grant.

Significant accounting judgements, estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements and notes.

Significant accounting judgements

The following are the critical judgements, apart from those involving estimations that have been made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Capitalization of intangible assets

In applying its accounting policy for costs incurred during the development phase for new software, the Company must determine whether the criteria for capitalization have been met. The most difficult and subjective estimate is whether a project will generate probable future economic benefits. Management considers all appropriate facts and circumstances in making this assessment including historical experience, costs and anticipated future economic conditions.

Significant accounting estimates and assumptions

These estimates and assumptions are based on management’s historical experience, best knowledge of current events, conditions and actions that the Company may undertake in the future and other factors that management believes are reasonable under the circumstances.

These estimates and assumptions are reviewed periodically and, the effect of a change in accounting estimate or assumption is recognized prospectively by including it in the Consolidated Statement of Comprehensive Loss in the period of the change and in any future periods affected.

The areas where estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Valuation of long-lived assets and asset impairment

Estimated useful lives of property and equipment and intangible assets are based on management’s judgment and experience.

When management identifies that the actual useful lives for these assets differ materially from the estimates used to calculate depreciation and amortization, that change is adjusted prospectively. Due to the significant investment in intangible assets by the Company, variations between actual and estimated useful lives could impact operating results both positively and negatively. Asset lives, depreciation and amortization methods, and residual values are reviewed periodically.

The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment indicated by such factors as significant changes in technological, market, economic or legal environment, business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates either the value in use or fair value less costs to sell.

10

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

3.	Significant accounting policies (Continued from previous page)

Cash flow projections, which were made over a five-year period based on financial budgets, were used to determine the value in use. These projections include key assumptions about revenues, expenses and other cash flows. Revenue forecasts included management’s best estimates of the expected growth in new product offerings such as MogoMortgage and the free Mogo Platinum Prepaid Visa® Card. Operating expenses were estimated based upon past experience and increases in activity levels supporting revenue growth initiatives. Cash flows were discounted at a pre-tax discount rate that reflects market rates of return, debt to equity ratios and risk premiums. The terminal value was determined based on the improved level of cash flows that management estimated can be realized by 2021. Changes to these assumptions will affect the value in use and may have a significant impact on the overall assessment.

Management performed sensitivity analysis as part of the impairment testing process to address the risk associated with the uncertainty of launching new products. The sensitivity analysis included assessing the impact of possible declines in growth rates for these products with other assumptions held constant.

Loans receivable

Loans receivable are stated after evaluation as to their collectability and an appropriate allowance for loan losses is provided where considered necessary. The Company has determined the likely impairment loss on loans receivable which have not maintained the loan repayments in accordance with the loan contract or where there is other evidence of potential impairment. The methodology and assumptions used in setting the loan allowance are reviewed regularly to reduce any difference between loss estimates and actual loss experience.

Our provision for loan losses consists of amounts charged to income during the period to maintain an allowance for loan losses estimated to be adequate to provide for probable credit losses inherent in our existing loan portfolio. Our allowance for loan losses represents our estimate of the expected credit losses inherent in our portfolio and is based on a variety of factors, including the composition and quality of the portfolio, loan-specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, and general economic conditions. The provision for loan losses expense in the consolidated statement of comprehensive loss is recorded net of recoveries.

Fair value of share-based payments

The Company uses the Black-Scholes valuation model to determine the fair value of equity settled stock options. Significant estimates are required for inputs to this model including the fair value of the underlying shares, the expected life of the options, volatility, expected dividend yield and the risk-free interest rate. Variation in actual results for any of these inputs will result in a different value of the stock option as compared to the original estimate.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Investment tax credits

The Company makes claims for Scientific Research and Experimental Development (“SRED”) expenditures. An estimate of the amounts to be received based on SRED claims filed or pending filing are included in investment tax credits (“ITCs”) on the statement of financial position in the amount of $157,500 (2015 - $1,616,353). Judgment is required in the determination of qualifying expenses. The final determination of qualifying expenses is not known until acceptance by tax authorities. IFRS requires the Company to estimate the ultimate collection of these credits. Actual collection may be materially different than what is recorded in the financial statements. The balance outstanding is related to our 2015 claim; which has been filed with the CRA.

Derivative Financial Liability

Warrants issued with a cashless exercise option are recorded at fair value and classified as a derivative financial liability . The liability is initially measured at estimated fair value with subsequent changes in fair value recorded as a gain or loss in the consolidated statement of loss. As the warrants are exercised, the value of the recorded liability will be included in share capital along with the proceeds from the exercise. If these warrants expire, the related liability is reversed through the consolidated statement of loss.

11

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

3.	Significant accounting policies (Continued from previous page)

Recent IFRS standards and interpretations adopted in 2016

We adopted the following new accounting standards and amendments, which are effective for our interim and annual consolidated financial statements commencing January 1, 2016. These changes did not have a material impact on our financial results.

Amendments to IAS 1, Presentation of Financial Statements. In December 2014, the IASB issued an amendment to this standard to provide guidance on the application of professional judgement in determining what information to disclose and how to structure it in the financial statements.

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets. In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods is inappropriate.

New IFRS standards and interpretations not yet applied

Certain new standards have been published that are mandatory for the Company’s accounting periods beginning on or after January 1, 2017 or later periods that the Company has decided not to early adopt, and which management is currently assessing the impact of. The new IFRS standards not yet applied include:

IFRS 9, Financial Instruments

This standard is part of the IASB’s wider project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. IFRS 9 also contains new guidance in relation to impairment and hedge accounting is effective for reporting periods beginning on or after January 1, 2018.

The new impairment standard within IFRS 9 will have the most significant impact on the financial services industry. This new guidance lays out an expected credit loss (ECL) model which requires the recognition of 12 months of expected credit losses from the date the financial instrument is first recognized, and to recognize lifetime expected credit losses if the credit risk on the financial instrument has increased significantly since initial recognition.

The Company is currently analyzing the requirements under IFRS 9 in order to define accounting policy, data and system requirements and develop an appropriate governance framework.

IFRS 15, Revenue from Contacts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, a new standard that specifies the steps and timing for entities to recognize revenue as well as requiring them to provide more informative, relevant disclosures. IFRS 15 supersedes IAS 11, Construction Contracts, and IAS 18, Revenue, as well as various International Financial Reporting Interpretative Committee (“IFRIC”) and Standards Interpretations Committee (“SIC”) interpretations regarding revenue. Adoption of IFRS 15 is mandatory and will be effective for the Company beginning on January 1, 2018, with earlier adoption permitted.

The new standard includes a five-step recognition and measurement approach, requirements for accounting for contract costs and enhanced disclosure requirements. The Company is in the process of analyzing the requirements under the new standard. Currently, the Company does not expect the implementation of IFRS 15 to have a material impact on its financial statements.

IFRS 16, Leases

This standard replaces IAS 17, Leases, and requires lessees to account for leases on the balance sheet by recognizing a right of use asset and a lease liability. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company is assessing the impact of adopting this standard on its financial statements.

IFRS 2, Share-based Payment

Amendments to IFRS 2, Share-based Payment, were issued in June 2016 and are effective for the Company beginning on January 1, 2018. The amendments to IFRS 2 clarify the accounting requirements for certain share-based payment transactions. The Company is assessing the impact of this amendment on its financial statements.

12

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

4	Loans receivable

Loans receivable represent unsecured short-term loans, lines of credit, and installment loans advanced to customers in the normal course of business. The terms of the loans vary from 14-30 days typically for short-term loans, 1 year for lines of credit, and 1-5 years for installment loans. As the installment loans are issued with maturity dates beyond one year, they are considered non-current. The breakdown of the Company’s gross loans receivable as at December 31, 2016 and December 31, 2015 is as follows:

	2016	2015
Current	40,000,203	40,486,984
Non-Current	29,186,048	27,848,144
	69,186,251	68,335,128

Age analysis of loans receivable
	2016	2015
Not past due	61,648,215	60,073,163
1-30 days past due	1,338,269	2,031,984
31-60 days past due	1,204,893	1,597,605
61-90 days past due	1,223,095	1,139,324
91-120 days past due	1,066,539	1,306,987
121-150 days past due	1,337,218	1,218,992
151-180 days past due	1,368,022	967,073
Greater than 180 days past due	-	-
Gross loans receivable	69,186,251	68,335,128
Allowance for loan losses	(7,310,791)	(6,566,762)
	61,875,460	61,768,366

	Allowance for loan losses
	2016	2015
Balance, beginning of year	6,566,762	3,085,265
Provision for loan losses	16,987,992	14,510,165
	23,554,754	17,595,430
Charge offs	(16,243,963)	(11,028,668)
Balance, end of year	7,310,791	6,566,762

The provision for loan losses expense in the consolidated statement of comprehensive loss is recorded net of recoveries of $1,305,204 (2015 - $830,486).

5.	Related party transactions

Debenture balances include $ 2,638,246 (2015 - $2,249,770) due to related parties, including shareholders, Company officers and management. Interest incurred on related party debenture balances during the year totalled $ 388,476 (2015 - $401,133).

Included in loan receivable is $24,555 (2015 - 35,000) due from related party.

All transactions were conducted in the normal course of operations and measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key management personnel

Key Management Personnel (“KMP”) are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly. Key management personnel consists of officers and directors

13

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

5.	Related party transactions (Continued from previous page)

Aggregate compensation of KMP during the year consisted of:

	2016	2015
Salary and short term benefits	3,111,147	2,452,703
Share – based payments	612,617	640,812
	3,723,764	3,093,515

6.	Deferred cost

The Company and Postmedia Network Inc. (“Postmedia”) have entered into a three year Marketing Collaboration Agreement (the “Postmedia Agreement”) effective January 25, 2016, where Postmedia will provide Mogo with a minimum value of $50 million of promotional commitments in exchange for entering into a revenue sharing arrangement with Mogo. The Postmedia Agreement can be terminated under certain circumstances by either party after the first anniversary. The initial term may be extended by a further two years by mutual consent.

Mogo will be able to use the promotional commitments to market and advertise its products and services across more than 200 of Postmedia’s print, media, and online properties across Canada. During the term of the Postmedia Agreement, Mogo will pay Postmedia a performance based revenue share equal to 4% of its annual revenue up to $50 million and 11% of incremental revenues above $50 million per annum subject to certain adjustments in accordance with the terms and conditions of the Postmedia Agreement. Mogo paid Postmedia a one-time program setup fee of $1,171,000 plus tax, which is being amortized over the life of the Postmedia Agreement. The remaining balance as at December 31, 2016 is $819,702.

7.	Property and equipment

	Computer	Furniture and	Leasehold
	equipment	fixtures	improvements	Total
Cost
Balance at December 31, 2014	1,010,440	641,090	348,901	2,000,431
Additions	893,550	1,158,242	2,037,064	4,088,856
Balance at December 31, 2015	1,903,990	1,799,332	2,385,965	6,089,287
Additions	422,588	20,787	491,256	934,631
Disposal	(259,991)	(235,486)	(284,502)	(779,979)
Balance at December 31, 2016	2,066,587	1,584,633	2,592,719	6,243,939
Accumulated depreciation
Balance at December 31, 2014	641,166	475,535	285,407	1,402,108
Additions	224,507	94,030	129,625	448,162
Balance at December 31, 2015	865,673	569,565	415,032	1,850,270
Additions	366,220	242,088	431,099	1,039,407
Disposal	(200,566)	(199,566)	(167,292)	(567,424)
Balance at December 31, 2016	1,031,327	612,087	678,839	2,322,253
Net book value
At December 31, 2015	1,038,317	1,229,767	1,970,933	4,239,017
At December 31, 2016	1,035,260	972,546	1,913,880	3,921,686

Depreciation of Leasehold improvements are included in General and Administration expenses. Depreciation expense for all other property and equipment are included in technology and development costs. The carrying value of assets not being depreciated is $70,423 (December 31, 2015 - 101,305).

14

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

8.	Intangible assets

	Internally	Internally
	generated –	generated –	Vendor
	Completed	In Process	Purchases	Total
Cost
Balance at December 31, 2014	2,300,598	1,946,505	2,983,214	7,230,317
Additions	-	4,364,431	276,148	4,640,579
Balance at December 31, 2015	2,300,598	6,310,936	3,259,362	11,870,896
Additions	-	6,314,594	87,108	6,401,702
Disposal	-	-	(6,801)	(6,801)
Transfers	6,292,405	(6,292,405)	-	-
Balance at December 31, 2016	8,593,003	6,333,125	3,339,669	18,265,797
Accumulated depreciation
Balance at December 31, 2014	1,227,033	-	2,547,384	3,774,417
Additions	1,073,565	-	171,466	1,245,031
Balance at December 31, 2015	2,300,598	-	2,718,850	5,019,448
Additions	822,241	-	181,739	1,003,980
Disposal	-	-	(6,153)	(6,153)
Balance at December 31, 2016	3,122,839	-	2,894,436	6,017,275
Net book value
At December 31, 2015	-	6,310,936	540,512	6,851,448
At December 31, 2016	5,470,164	6,333,125	434,943	12,248,522

Intangible assets include both internally generated and acquired software with finite useful lives. Amortization of intangible assets is included in technology and development costs.

For definite life intangibles not in use, impairment testing is performed annually and was performed as at December 31, 2016 and December 31, 2015. The impairment test consisted of comparing the carrying value of assets within the CGU to the recoverable amount of that CGU as measured by discounting the expected future cash flows using a value in use approach. The discounted cash flow model was based on historical operating results, detailed sales and cost forecasts over a five-year period and a pre-tax discount rate used on the forecasted cash flows of 11.06%.

9.	Other liabilities

	2016	2015
Deferred lease incentive	455,752	572,114
Marketing incentive	750,000	847,500
	1,205,752	1,419,614

Deferred lease inducement relates to incentive provided by landlord for our corporate office in Vancouver. Marketing incentive relates to the funds provided by one of our partners for joint marketing efforts.

15

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

10.	Credit facility

The Company currently has two credit facilities, the “Credit Facility - ST”, which is used to finance the Company’s Zip and Mini loan products, and the “Credit Facility - Liquid”, which is used to finance the Company’s Liquid loan products.

On February 24, 2015, the Company entered into the Credit Facility – ST, which consists of a term loan that authorizes an operating line for a maximum of $30 million. During the year 2016, the maturity date for this credit facility was extended from February 24, 2017 to July 2, 2018. The amount drawn on the facility as at December 31, 2016 was $25,318,596 (December 31, 2015 – $19,982,629) with unamortized deferred financing costs of $173,336 (December 31, 2015 – $462,230) netted against the amount owing. The term loan bears interest at a variable rate of LIBOR plus 13.00% (with a LIBOR floor of 2.00%), with an additional 0.50% charged on the unused portion of the facility. As at December 31 2016, LIBOR was 0.770% (December 31, 2015 – 0.430%). Interest expense on the Credit Facility - ST is included in funding interest expense in the consolidated statement of comprehensive loss.

On September 1, 2015 the Company entered into the Credit Facility – Liquid through a special purpose entity called Mogo Finance Trust. The Credit Facility – Liquid consists of a term loan that authorizes an operating line for a maximum of $50 million and matures on August 31, 2020. Under the terms of the agreement, the facility may be increased up to $200 million upon certain conditions. The amount drawn on the facility as at December 31, 2016 was $22,017,169 (December 31, 2015 – $21,652,007) with unamortized deferred financing costs of $1,219,094 (December 31, 2015 – $788,113) netted against the amount owing. The term loan bears interest at a variable rate of LIBOR plus 8.00% (with a LIBOR floor of 1.50%). As at December 31, 2016, LIBOR was 0.770% (December 31, 2015 – 0.430%). Interest expense on the Credit Facility - Liquid is included in funding interest expense in the interim condensed consolidated statement of comprehensive loss. During the year 2016, the credit facility agreement was amended to remove the financial covenant of achieving positive net income in Q1 2017 and each fiscal year thereafter.

Both credit facilities are subject to a number of financial covenants, including: (1) the Company maintaining a minimum tangible net worth, (2) the Company maintaining a minimum aggregate of investments in cash and cash equivalents, and (3) the Company maintaining a maximum debt to tangible net worth. The financial covenants came into effect upon issuance of the existing facility. As of December 31, 2016 and December 31, 2015, the Company is in compliance with these covenants.

11.	Debentures

Debentures require interest only payments and bear interest at monthly rates ranging between 1.00 % and 1.52% (2015 – 1.00% and 1.52%) with principal amounts due at various periods up to December 23, 2021. The Debentures are governed by the terms of a trust deed and, among other things, are subject to a subordination agreement which effectively extends the maturity date of such debentures to the earlier of, the repayment of the Credit Facility – ST or July 2, 2018, the maturity date of such credit facility. In the event that the credit facility is repaid before the maturity date, and existing debentures have not previously extended their maturity date, then $12,900,101 of the balance listed with a current repayment date in 2018 will be repaid in 2017 and $2,117,052 will be repaid in 2018 prior to July 2, 2018.

Interest expense on the debentures is included in corporate interest expense in the consolidated statement of comprehensive loss. Debentures are subordinated to the credit facility and are secured by the assets of the Company and subject to renewal at the option of the lender.

	2016	2015
Series A	20,346,474	21,243,930
Series B	1,893,040	2,168,040
Series C	400,001	400,001
Series D	50,000	50,000
Series E	150,000	150,000
Series F	450,000	450,000
Series AA	3,450,400	3,533,000
Series BB	1,723,000	1,723,000
Series CC	7,923,051	7,948,051
Series EE	2,485,000	2,485,000
Series FF	170,000	170,000
Series 1C	1,046,067	-
Other investor loans	5,000	5,000
	40,092,033	40,326,022

16

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

11.	Debentures (Continued from previous page)

Contractual repayment dates for the debentures are as follows:

	2016	2015
2017	-	16,753,072
2018	21,531,908	9,145,440
2019	17,135,125	14,427,510
2020	925,000	-
2021	500,000	-
	40,092,033	40,326,022

12.	Income taxes

(a) Provision for Income taxes

The major components of provision for income taxes are as follows:

	2016	2015

Current tax expense	515	3,352
Provision for income taxes	515	3,352

The reconciliation of the provision for income taxes to the amount of income taxes calculated using statutory income tax rates applicable to the Company in Canada is as follows:

	2016	2015
Canadian federal and provincial recovery of income taxes	(4,614,706)	(5,763,991)
using statutory rate of 27% (2015 – 27%)
Change in unrecognized deductible temporary differences	4,261,798	5,626,548
and unused tax losses
Permanent differences and other	353,423	140,795

Provision for income taxes	515	3,352

(b) Deferred tax assets:

As at December 31, the Company’s deferred tax assets are as follows:

	2016	2015

Unused tax losses	378,701	286,803
	378,701	286,803

17

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

12.	Income tax (Continued from previous page)

(c) Deferred tax liabilities:

As at December 31, the Company’s deferred tax liabilities are as follows:

	2016	2015

Deferred cost	221,320	-
Investment tax credits	7,913	218,697
Property and equipment	149,468	68,106
	378,701	286,803

(d) Deductible temporary differences and unused tax losses:

As at December 31, the Company has deductible temporary differences for which no deferred tax assets are recognized as follows:

	2016	2015

Intangible assets	2,772,000	3,605,000
Debentures	1,578,000	1,868,000
Financing costs	3,944,000	5,209,000
Research and development expenditures	1,437,000	986,000
Other	731,000	146,000

As at December 31, the company has unused tax losses for which no deferred tax assets are recognised as follows:

	2016	2015

Expires 2024	610,000	610,000
Expires 2025	1,075,000	1,075,000
Expires 2026	2,136,000	2,136,000
Expires 2027	5,203,000	5,203,000
Expires 2028	2,064,000	2,064,000
Expires 2029	4,663,000	4,663,000
Expires 2030	3,698,000	3,698,000
Expires 2031	1,614,000	1,614,000
Expires 2032	4,849,000	4,849,000
Expires 2033	10,613,000	12,166,000
Expires 2034	7,416,000	7,788,000
Expires 2035	11,151,000	11,151,000
Expires 2036	19,008,000	-
	74,100,000	57,017,000

18

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

13.	Share capital

On June 25, 2015, the Company completed an initial public offering of 5,000,000 common shares at a price of $10.00 per share for gross proceeds of $50,000,000 (the “Offering”). The net proceeds received by the Company were $45.2 million after deducting underwriters’ fees and other fees and expenses associated with the Offering.

The Company’s common shares have no par value and the authorized share capital is comprised of an unlimited number of common shares, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares.

Issued and outstanding share capital:

	Number of
	shares	Amount
Common shares
Balance, December 31, 2014	23,015,824	4,838,973
Class A preferred shares conversion (ii)	2,910,231	5,687,050
Class B preferred shares conversion (iii)	13,250,936	29,618,058
Share consolidation (iv)	(26,117,994)	-
Shares issued through initial public offering	5,000,000	50,000,000
Share issue costs associated with initial public offering	-	(4,816,915)
Reduction of stated capital (v)	-	(40,144,080)
Shares issued on exercise of warrants (Note 21b)	103,435	131,402
Balance, December 31, 2015	18,162,432	45,314,488
Shares issued on exercise of options	117,778	340,500
Balance, December 31, 2016	18,280,210	45,654,988

Class A preferred shares	Number of shares	Amount
Balance, December 31, 2014	568,705	5,687,050
Conversion to common shares (ii)	(568,705)	(5,687,050)
Balance, December 31, 2015	-	-
Balance, December 31, 2016	-	-

Class B preferred shares
Balance, December 31, 2014	11,589,085	28,391,787
Shares issued by private placement (i)	402,056	1,226,271
Conversion to common shares (iii)	(11,991,141)	(29,618,058)
Balance, December 31, 2015	-	-
Balance, December 31, 2016	-	-
Total	18,280,210	45,654,988

19

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

13.	Share capital (Continued from previous page)

(i)	In February and March, 2015, the Company issued a total of 402,056 Class B preferred shares for gross proceeds of $1,226,271.

(ii)	Immediately prior to the closing of the Offering, cumulative dividends of $1,103,489 were settled via the issuance of 472,924 Class A preferred shares of the Company. Subsequent to the dividend settlement the Class A preferred shares of the Company were converted to common shares at a 30% discount to the Offering share price.

(iii)	Immediately prior to the closing of the Offering, the Class B preferred shares were converted to common shares at a ratio of 1:1, adjusted in accordance with the anti-dilution provisions outlined in the Company’s articles.

(iv)	On June 1, 2015, the shareholders of the Company approved a resolution such that immediately prior to the completion of the Offering, the Common shares of the company will be consolidated on a 3 to 1 basis. The number of issued and outstanding shares, options and warrants has been retrospectively restated for all periods presented unless otherwise stated.

(v)	On June 23, 2015, the Board of Directors voted to reduce the Company’s stated capital and retained deficit by $40,144,080.

14.	Expenses by nature

	2016	2015
Personnel expense	25,150,446	21,013,626
Depreciation and amortization	2,043,387	1,693,195
Premises	1,234,769	1,652,191

15.	Store closure and related expenses

Effective March 8, 2016, the Company closed all eight legacy retail stores to align operations with Mogo’s strategic goal of building the leading digital financial brand in Canada.

As a result of these closures, the Company incurred $326,044 in one-time cash closure costs. Of these costs, $283,690 was recorded in Q1 2016 and the remaining amount of $42,354 was recorded in Q2 2016.

For non-cash closing costs, the Company recorded a liability associated with the terminated lease agreements in the amount of $966,941 and $213,208 of related property and equipment was written-off. As of December 31, 2016, the liability associated with the terminated lease agreements is $622,914.

16.	Loss per share

Loss per share is based on the consolidated loss for the year divided by the weighted average number of shares outstanding during the year. Diluted loss per share is computed in accordance with the treasury stock method and based on the weighted average number of shares and dilutive share equivalents.

The calculated weighted average number of common shares issued and outstanding are based on the post share consolidation common shares for all periods presented.

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	2016	2015
Loss attributed to shareholders	(17,092,017)	(21,351,468)
Basic weighted average number of shares	18,251,248	13,132,745
Basic and diluted loss per shares	(0.936)	(1.626)

The outstanding stock options and warrants were excluded from the calculation of the above diluted loss per share because their effect is anti-dilutive.

20

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

17.	Capital management

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern and to deploy capital to provide future investment return to its shareholders.

The Company sets the amount and type of capital required relative to its assessment of risk and manages the capital structure and makes adjustments to it in light of changes to economic conditions and the risk characteristics of the underlying assets, and with consideration of externally imposed capital requirements to which it is subject. In order to maintain or modify its capital structure, the Company may adjust or defer the amount of dividends paid to shareholders, issue new shares, seek other forms of financing, or sell assets to reduce debt.

The Company manages the following as capital:

	2016	2015
Share capital	45,654,988	45,314,488
Deficit	(43,898,518)	(26,806,501)
Debentures	40,092,033	40,326,022
Credit facility	47,335,765	41,634,636

There have been no changes in the Company’s capital management objectives, policies and processes during the year. There are certain capital requirements of the Company resulting from the Company’s credit facility that include financial covenants and ratios. Management uses these capital requirements in the decisions made in managing the level and make-up of the Company’s capital structure. The Company is in compliance with all of the financial covenants as at December 31, 2016.

Changes in the share capital of the Company over the year ended December 31, 2016 are mainly attributed to the issuance of stock options as disclosed in Note 13 – Share Capital.

18.	Fair value of financial instruments

The fair value of cash and cash equivalents, current loans receivable, accounts payable and accruals, is approximated by their carrying amount due to their short-term nature.

The fair value of the Company’s non-current loans is determined by discounting expected future contractual cash flows, taking into account expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms, which are classified as Level 3 input within the fair value hierarchy.

The fair values of the Company’s debentures are estimated using discounted cash flows based upon the Company’s current borrowing rates for similar borrowing arrangements, which are classified as Level 2 inputs within the fair value hierarchy. The carrying values of debentures approximates its fair value as new debt granted with similar risk profiles bear similar rates of return.

The fair values of the Company’s derivative financial liability is determined using the Black Scholes fair value methodology using Level 2 inputs.

Management has determined that the fair values of the credit facilities do not materially differ from its carrying values as the facilities are subject to a floating interest rate, effecting current market conditions, and there have been no significant changes in the Company’s risk profile since issuance of the credit facilities.

	2016			2015
	Total Fair Value	Total Carrying Value	Favorable /(Unfavorable)	Total Fair Value	Total Carrying Value	Favorable /(Unfavorable)

Loans Receivable – Non-Current (Level 3)	31,797,899	29,186,048	2,611,851	29,204,562	27,848,144	1,356,418

21

Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

18.	Fair value of financial instruments (Continued from previous page)

Fair value hierarchy

Assets and liabilities recorded at fair value in the statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

• Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.

• Level 2: Quoted prices in markets that are not active or inputs that are observable either directly (i.e., as prices) or indirectly (i.e. derived from prices). Level 2 inputs include quoted prices for assets in markets that are considered less active.

• Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

19.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages the risks, as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services.

However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on-going credit evaluations, aging of loans receivable, payment history, and allows for uncollectible amounts when determinable to mitigate this risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results.

The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The maximum exposure to liquidity risk is represented by the carrying amount of accounts payable and accruals, credit facilities and debentures which total $93,022,230 (2015 – $87,017,860).

The following table summarizes the Company's financial liabilities with corresponding maturity:

	Less than
	1 year	1-3 years	3-5 years	Total
Accounts payable and accruals	5,594,432	-	-	5,594,432
Credit facilities	-	25,318,596	22,017,169	47,335,765
Debentures	-	38,667,033	1,425,000	40,092,033
Total	5,594,432	63,985,629	23,442,169	93,022,230

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Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

19.	Nature and extent of risk arising from financial instruments (Continued from previous page)

Foreign currency risk

Currency risk is the risk that changes in foreign exchange rates may have an effect on future cash flows associated with financial instruments. The Company is exposed to foreign currency risk on the following financial instruments denominated in United States dollars:

	2016	2015
Cash	$65,371	$49,448
Debentures	$4,870,000	$5,095,000

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on their fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bears interest that fluctuates with LIBOR. As LIBOR is currently at 0.770% at December 31, 2016 and the credit facility has a LIBOR floor of 2%, a 0.50 basis point change in LIBOR would not increase or decrease funding interest expense. The debentures have fixed rates of interest.

Other price risk

Other price risk is the risk that changes in market prices, including commodity or equity prices, will have an effect on future cash flows associated with financial instruments. The cash flows associated with financial instruments of the Company are not exposed to other price risk.

20.	Commitments, contingencies and guarantees

Commitments

The Company has entered into various premises lease agreements with estimated minimum annual payments as follows:

	2017	2018	2019	2020	2021	Total
Estimated lease payments	$1,126,433	$1,092,162	$980,054	$584,406	$85,036	$3,868,091

Contingencies

The Company is subject to various lawsuits of which it is Management's opinion that final determination of any such claims will not have a material effect on its financial position or results.

On December 9, 2010, the Company, along with a number of other payday loan companies, settled a class action lawsuit stemming from allegations that payday loan fees collected constitute interest. Under the terms of the court approved settlement, the Company is to pay the eligible class members who were advanced funds under a loan agreement and who repaid the loan and brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $1,000,000 in cash and $2,000,000 in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement was $3,000,000 including legal expenses. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage and interest fees which may arise in the future through new loans advanced. The outstanding credit vouchers may be redeemed until September 2016. Subsequent to the expiry of outstanding vouchers in September 2016, the Company has reversed the accrual of $146,169 during last quarter of 2016. As at December 31, 2016, the Company has no outstanding balance on account of aforementioned class action lawsuit (2015 - $ 146,119).

Guarantees

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

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Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

21.	Share-based compensation

(a)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. On June 8, 2016, the Company’s shareholders approved an amendment to the Plan to change the Plan from having a fixed maximum of 1,700,000 common shares issuable to a rolling maximum number of common shares issuable expressed as a percentage set at 15% of the number of common shares issued and outstanding. As of December 31, 2016, the maximum number of common shares reserved for issuance under the Plan is 2,742,031, representing 15% of the issued and outstanding common shares as of December 31, 2016. The Board sets an exercise price at the time that an option is granted under the Plan.

On July 26, 2016, the TSX confirmed that it has listed and reserved an additional 1,159,809 common shares of the Company for issuance upon the exercise of options granted under the Plan.

Each option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of expiry, based on a maximum term of eight years.

Total share-based compensation costs for the year ended December 31, 2016 were $1,066,886 (2015 - $1,188,313).

A summary of the status of the stock options and changes in the period is as follows:

		Weighted	Weighted		Weighted
		Average Grant	Average		Average
	Options	Date Fair	Exercise	Options	Exercise
	Outstanding	Value $	Price $	Exercisable	Price $

As at December 31, 2014	898,632		2.89	327,146	2.14
Options granted	629,610	2.81	8.42
Forfeited	(22,333)	2.08	5.38
As at December 31, 2015	1,505,909		5.17	567,343	2.44
Options granted	1,127,035	0.63	1.89
Exercised	(117,778)	0.79	2.10
Forfeited	(212,830)	1.12	3.56
As at December 31, 2016	2,302,336		3.50	766,545	4.01

The above noted options have maturity dates ranging from November 2021 to December 2024.

The fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the year ended	For the year ended
	December 31, 2016	December 31, 2015

Exercise price	$1.89 – 3.21	$5.00 - 10.00
Grant date fair value	$0.49 – 1.17	$1.74 - 3.60
Risk-free interest rate	0.53 – 1.35%	0.57 - 0.88%
Expected life	5 years	5 years
Expected volatility in market price of shares	40 - 50%	40%
Expected dividend yield	0%	0%
Expected forfeiture rate	15%	15%

These options generally vest either immediately or annually over a three to four year period. Volatility is estimated using historical data of comparable publicly traded companies operating in a similar segment.

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Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

21.	Share-based compensation (Continued from previous page)

(b)	Warrants

		Weighted	Weighted		Weighted
		Average Grant	Average		Average
	Warrants	Date Fair	Exercise	Warrants	Exercise
	Outstanding	Value $	Price $	Exercisable	Price $

As at December 31, 2014	269,095		5.64	269,095	5.64
Anti-dilution protection	12,590		5.39
Warrants granted	83,333	0.65	2.05
Warrants exercised	(183,362)		4.36
As at December 31, 2015	181,656		4.89	181,656	4.89
Warrants granted	1,696,120	1.23	2.69

As at December 31, 2016	1,877,776		2.90	881,009	2.84

The 1,877,776 warrants noted above have maturity dates ranging from February to September, 2025.

On September 1, 2015, the Company entered into the Credit Facility - Liquid authorizing an operating line for a maximum of $50 million. In connection with this credit facility, the Company issued warrants to purchase 83,333 common shares. Each warrant entitles the holder to purchase one common share of the Company at a price of $5.87 until the earlier of a Liquidation Event or September 1, 2025. A net equity settlement option based on share prices on the open market at the time of the transaction and the exercise price attached to the outstanding warrants is treated, per IFRS Fair Value Measurement requirements, as a derivative financial liability and the fair value movement during the period is recognized in the consolidated statement of loss.

Under the terms of the Company’s credit facility and articles, the previously issued warrants were subject to anti-dilution clauses. As a result of a net equity settlement 183,362 post-consolidation warrants were exchanged for 103,435 common shares of the Company, based on share prices on the open market at the time of the transaction and the exercise price attached to the outstanding warrants. No cash was received by the Company on the settlement of these instruments.

On January 25, 2016, in connection with the Postmedia Agreement, Mogo has issued Postmedia five year warrants to acquire 1,196,120 common shares of Mogo at an exercise price of $2.96. 50%, of the warrants vest in equal instalments over three years while the remaining 50% vest in three equal instalments based on Mogo achieving certain quarterly revenue targets. The initial fair value of these warrants is recognized as contributed surplus over the vesting period. Mogo received $1.2 million for the warrants.

On December 14, 2016, the Company’s board of directors approved certain amendments into a Credit Facility – Liquid. The amendments include an extension of the origination period until December 31, 2017 (the facility's Maturity date remains due in September 2020), an increase in the effective advance rates, certain improvements to the financial covenants, changes to the manner in which the interest rates therein are calculated and certain other minor amendments to related agreements (the "Facility Amendments").

In connection with the Facility Amendments, the board of directors has also approved an amendment to the exercise price of the outstanding warrants to purchase 83,333 common shares originally issued on September 1, 2015 (the "Existing Warrants") to Drawbridge Special Opportunities Fund LP, an affiliate of Fortress Credit Co LLC (the "Holder") and the issuance of additional warrants to purchase up to 500,000 common shares (subject to customary anti-dilution provisions) to the Holder, which are exercisable for a period of five years from the date of issuance (the "New Warrants"). The exercise price of the New Warrants is $2.05. A net equity settlement option based on share prices on the open market at the time of the transaction and the exercise price attached to the outstanding warrants is treated, per IFRS Fair Value Measurement requirements, as a derivative financial liability and the fair value movement during the period is recognized in the consolidated statement of loss.

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Mogo Finance Technology Inc.
Notes to the Consolidated Financial Statements
For the Year Ended December 31, 2016

21.	Share-based compensation (Continued from previous page)

The exercise price of the Existing Warrants will be amended to $2.05, which price is greater than the five-day volume weighted average price of Mogo's common shares listed on the Toronto Stock Exchange (the "TSX") as of the date of the warrant amendment agreement. The amendment of the Existing Warrants will become effective on December 30, 2016. The amendment has resulted in a change of weighted average exercise price of warrants as at December 31, 2015 from $6.66 to $4.89.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the year ended	For the year ended
	December 31, 2016	December 31, 2015

Exercise price	$2.05 – 2.96	$2.05 - 9.15
Risk-free interest rate	0.64 - 1.58%	0.95 - 1.57%
Expected life	2-10 years	2-10 years
Expected volatility in market price of shares	50 - 55%	40%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

(c)	Restricted share units

RSUs are granted to executives and other key employees. The value of an RSU at the grant date is equal to the value of one of the Company’s common shares. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on the Company’s common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board of Directors. The maximum aggregate number of common shares issuable from treasury by the Company pursuant to the RSU Plan is 200,000.

Details of outstanding RSUs as at December 31, 2016 are as follows:

Number of RSUs

Outstanding, January 1, 2015	-
Granted	100,000
Outstanding, December 31, 2015	100,000
Granted	73,374
Expired	(28,127)
Outstanding, December 31, 2016	145,247

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